UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ABOVENET, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

00374N107

(CUSIP Number)

David A. Persing, Esq.

President & Secretary

JWK Enterprises LLC

c/o Metromedia Company

810 Seventh Avenue, 29th Floor, New York, New York 10019

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

SEPTEMBER 7, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00374N107

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) JWK ENTERPRISES LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,440,608

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,440,608

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,440,608

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.541%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00374N107

1.

Names of Reporting Persons
I.R.S. Identification No. of Above Persons (Entities Only)

Trust created pursuant to Trust Agreement, dated April 4, 2008, between John W. Kluge, as grantor, John W. Kluge as initial Trustee and JP Morgan Trust Company of Delaware, as Administrative Trustee, a Delaware trust.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,440,608

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,440,608

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,440,608

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.541%

Item 1.	Security and Issuer

Same as previously reported except that the first substantive paragraph of Item 1 of the Schedule 13D is amended and restated to read in its entirety as follows (unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D):

This statement on Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”), of Abovenet, Inc. (formerly Metromedia Fiber Network, Inc. (“MFN”)), a Delaware corporation (the “Company”) and is being filed by the undersigned to amend and supplement the Schedule 13D filed on September 18, 2003, as amended by Amendment No. 1 filed on August 19, 2010. The Company’s principal executive offices are Abovenet, Inc., 360 Hamilton Avenue, White Plains, New York 10601.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended and restated to read in its entirety as follows:

(a), (b), (c)    The persons filing this statement are:

(i) JWK Enterprises LLC, a Delaware limited liability company (“JWK Enterprises”), and (ii) Trust created pursuant to Trust Agreement, dated April 4, 2008, between John W. Kluge, as grantor, John W. Kluge as initial Trustee, and JP Morgan Trust Company of Delaware, as Administrative Trustee, a Delaware trust (the “Kluge Delaware Trust”). The Kluge Delaware Trust and JWK Enterprises are sometimes hereinafter collectively referred to as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

JWK ENTERPRISES LLC

JWK Enterprises is a Delaware limited liability company.  The Kluge Delaware Trust is the sole member of JWK Enterprises and David A. Persing is the sole manager of JWK Enterprises.   David A. Persing is the President and Secretary of JWK Enterprises and Edward A. Hopkins is the Vice President and Treasurer of JWK Enterprises. John W. Kluge was the initial sole member of JWK Enterprises and subsequently contributed his membership interest in JWK Enterprises to the Kluge Delaware Trust.  The principal business of JWK Enterprises is (i) to finance the operations of certain businesses affiliated with the estate of John W. Kluge, (ii) to acquire, own, hold and dispose of cash, notes and securities and (iii) to do any and all acts and activities incidental or necessary to the foregoing.  The principal business address of JWK Enterprises is 15004 Sunflower Court, Rockville, Maryland  20853-1748.

KLUGE DELAWARE TRUST

The Kluge Delaware Trust is a grantor trust formed under the terms of the Trust Agreement, dated April 4, 2008 (the “Trust Agreement”), between John W. Kluge, as Grantor, John W. Kluge as initial Trustee and JP Morgan Trust Company of Delaware, as Administrative Trustee. Under the Trust Agreement, Silvia Kessel, as the current Trustee, has the voting and dispositive power over the corpus of the Kluge Delaware Trust.

(d)      None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       David A. Persing, Edward A. Hopkins and Silvia Kessel are each citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
As previously reported.

Item 4.	Purpose of Transaction
As previously reported.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated to read in its entirety as follows:

The matters set forth in Items 2 and 3 above are incorporated in this Item 5 by reference as if fully set forth herein.

(a)

JWK ENTERPRISES

As of December 16, 2010, JWK Enterprises owns of record 2,440,608 shares of Common Stock which based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 25,578,131 shares of the Common Stock outstanding as of November 1, 2010, represents approximately 9.541% of the outstanding shares of the Common Stock.

KLUGE DELAWARE TRUST

As of December 16, 2010, as sole member of JWK Enterprises, the Kluge Delaware Trust beneficially owns 2,440,608 shares of the Common Stock owned of record by JWK Enterprises, which based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 25,578,131 shares of the Common Stock outstanding as of November 1, 2010, represents approximately 9.541% of the outstanding shares of the Common Stock.

(b)

JWK ENTERPRISES

JWK Enterprises sole membership interest is owned by the Kluge Delaware Trust.  Thus, JWK Enterprises shares voting and dispositive power over the 2,440,608 shares of Common Stock with the Kluge Delaware Trust.

KLUGE DELAWARE TRUST

The Kluge Delaware Trust holds the sole membership interest in JWK Enterprises.  Thus, the Kluge Delaware Trust shares voting and dispositive power over the 2,440,608 shares of Common Stock with JWK Enterprises.

(c)   Other than as set forth herein, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(d)   Other than as set forth herein, to the best knowledge of each of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by JWK Enterprises.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is amended in its entirety as follows: None.

Item 7.	Material to be Filed as Exhibits
Exhibit 1:

Second Amended Plan of Reorganization of Metromedia Fiber Network, Inc., et al. dated as of July 2, 2003 (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K, filed on September 4, 2003)

	Exhibit 2:	Plan Supplement filed with the Bankruptcy Court on August 14, 2003 (incorporated by reference to Exhibit 2.2 of the Company’s Current Report on Form 8-K, filed on September 4, 2003)
Exhibit 3:

Amendment to Exhibit D of the Plan Supplement filed with the Bankruptcy Court on August 28, 2003 (incorporated by reference to Exhibit 2.3 of the Company’s Current Report on Form 8-K, filed on September 4, 2003)

Exhibit 4:

Order confirming the Second Amended Plan of Reorganization of Metromedia Fiber Network, Inc., et al., entered on August 21, 2003 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K, filed on September 4, 2003)

	Exhibit 5:	Joint Filing Agreement among the Reporting Persons, dated as of December 16, 2010.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 16, 2010
Date

JWK ENTERPRISES LLC

By:	/s/ David A. Persing
Signature

David A. Persing, Manager
Name/Title

December 16, 2010
Date

Trust created pursuant to Trust Agreement, dated April 4, 2008, between John W. Kluge, as grantor, John W. Kluge as initial Trustee and JP Morgan Trust Company of Delaware, as Administrative Trustee, a Delaware trust.

By:	/s/ Silvia Kessel
Signature

Silvia Kessel, Trustee
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

INDEX TO EXHIBITS

Exhibit No.	Description

2.1

Second Amended Plan of Reorganization of Metromedia Fiber Network, Inc., et al. dated as of July 2, 2003 (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K, filed on September 4, 2003)

2.2	Plan Supplement filed with the Bankruptcy Court on August 14, 2003 (incorporated by reference to Exhibit 2.2 of the Company’s Current Report on Form 8-K, filed on September 4, 2003)

2.3

Amendment to Exhibit D of the Plan Supplement filed with the Bankruptcy Court on August 28, 2003 (incorporated by reference to Exhibit 2.3 of the Company’s Current Report on Form 8-K, filed on September 4, 2003)

2.4

Order confirming the Second Amended Plan of Reorganization of Metromedia Fiber Network, Inc., et al., entered on August 21, 2003 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K, filed on September 4, 2003)

99.1	Joint Filing Agreement among the Reporting Persons, dated as of December 16, 2010